

October 23, 2014

<u>Via E-mail</u>
Mr. Blake W. Krueger
Chief Executive Officer
Wolverine World Wide, Inc.
9341 Courtland Drive, N.E.
Rockford, MI 49351

Re: **Wolverine World Wide, Inc.**
        Form 10-K for the Year Ended December 28, 2013
        Filed February 25, 2014
        Form 10-Q for the Interim Period Ended June 14, 2014
        Filed July 22, 2014
        File No. 001-06024

Dear Mr. Krueger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Interim Period Ended June 14, 2014

Note 15 – Subsequent Event, page 20

1.   We note your disclosures regarding the realignment of your consumer-direct operations including your plans to close approximately 140 retail stores over the next 18 months. We understand based on your comments made on your second quarter earnings call held on July 15, 2014, that a majority of the closures relate to your Stride Rite stores. Please address the following points:

- Identify the reporting units that are affected by the plan and quantify the balance of goodwill that you have allocated to these reporting units.

- Tell us how you considered the realignment and anticipated store closures as a possible triggering event under both FASB ASC 350-20-35-30 and ASC 350-30-35-18 in determining whether interim tests for impairment were necessary.

- To the extent that you have performed an interim impairment test of your goodwill or indefinite-lived intangibles, please provide the results of your tests.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Crag Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding the financial statements and related matters. Please contact me with any other questions.

Sincerely,

/s/ Tia. L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining